SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

DÉCOR PRODUCTS INTERNATIONAL, INC.
 (Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

24359T 10 3
(CUSIP Number)

c/o Chris Cottone, 7951 SW 6th St., Suite 216, Plantation, FL 33324
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2009
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ࿇

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Smart Approach Investment Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Island
	7	SOLE VOTING POWER 1,700,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,700,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.25% *
14	TYPE OF REPORTING PERSON CO

*    Based on approximately 20,598,304 shares of common stock issued and outstanding on October 21, 2009.

Item 1. Security and Issuer.

    This Statement relates to shares of common stock, $.001 par value (the "Common Stock") of Décor Products International, Inc., a Florida Corporation (the “Issuer” or "Registrant"), whose principal executive offices are located at No. 6 Economic Zone, Wushaliwu, Chang’an Town, Dongguan, Guangdong Province, China. At present, the Issuer has 20,598,304 shares of common stock issued and outstanding.

Item 2. Identity and Background.

a.	The name of the Reporting Person is Smart Approach Investment Ltd., a British Virgin Islands corporation (“Smart Approach”).

b.	The office address of Smart Approach is Flat E, 44/FL, Block 7, Phase 2, Belvedere Garden, Tsuen Wan, Hong Kong.
c.
Smart Approach currently does not hold any positions of the Issuer. The principal business of the Issuer is the manufacturing and sales of high quality decor paper such as furniture decorative paper, wood-grain paper, and paperboard. Its principal address is No. 6 Economic Zone, Wushaliwu, Chang’an Town, Dongguan, Guangdong Province, China.

d.	During the past five years, Smart Approach has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, Smart Approach has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Smart Approach is a company organized and existing under the laws of the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration.

    The source and amount of other consideration used in making the purchases are reported on this statement.  Smart Approach is the Shareholder of Wide Broad Group Ltd., a company organized and existing under the laws of the British Virgin Islands (including its successors and assigns “Wide Broad”).  Pursuant to and as of the closing of the plan of exchange amongst the Registrant, Wide Broad and the shareholders of Wide Broad, which occurred on July 17, 2009, the Registrant authorized its transfer agent, to issue Wide Broad  shareholders 20,000,000 shares of Common Stock of the Registrant pursuant to Regulation S promulgated under the Securities Act of 1933, as amended, equal to approximately 97.1% of Registrant's then outstanding Common Stock, in exchange for a 100% interest in the shares of capital stock/registered capital of Wide Broad owned by the Wide Broad  Shareholders. Upon completion of the physical exchange of the share certificates, Wide Broad became a 100% owned subsidiary of the Registrant. The reported shares were acquired by Smart Approach pro rata equal to its shares in Wide Broad.

Item 4. Purpose of Transaction.

    The purpose of the acquisition was to allow Smart Approach to acquire a significant equity position in the Issuer as compensation for the surrender of its shares in Wide Broad.  Smart Approach has no plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5. Interest in Securities of the Issuer.

    a. At present, the Issuer has issued and outstanding 20,598,304 shares of Common Stock, of which Smart Approach is presently the record owner of 1,700,000 common shares. Smart Approach is not part of a group within the meaning of Section 13(d)(3) of the Act.

    b. The following table indicates the number of shares as to which Smart Approach has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Smart Approach Investment Ltd	1,700,000	8.25% *

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Smart Approach Investment Ltd	0	0.00%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Smart Approach Investment Ltd	1,700,000	8.25% *

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Smart Approach Investment Ltd	0	0.00%

*    Based on approximately 20,598,304 shares of common stock issued and outstanding on October 21, 2009.

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

              None.

Item 7. Material to be Filed as Exhibits.

             None.

SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2009

Smart Approach Investment Ltd.

By: /s/ Ng, SuiKei
       Ng, SuiKei, Director